Exhibit 99.9
Research and Development Ryan Sullivan, Director - R&D 1 October 2009

2 Focus on Safety to achieve goal of: Incident rate of 2 Severity rate of 20 We focus not only on safety within our building or team - but also how we can impact safety across the business R&D FY09 Incident Rate - 0.00 Severity Rate - 0.00 R&D FY10 (YTD) Incident Rate - 0.00 Severity Rate - 0.00 Safety in Fontana

3 Do not enter any area which is bound by red or yellow caution tape Do not touch any moving equipment or ovens No food or drinks in laboratories PPE Hard hat Safety glasses with side shields Steel-toed safety shoes (may be waived for tours) Long pants (no shorts) No smoking except in designated smoking areas (tour guides can point these out as needed) Safety Rules

4 The fire alarm is a series of loud beeps through the PA system Some areas also have flashing lights overhead during a fire alarm In case of an alarm, walk to the nearest exit. Tour guides should lead the way to the nearest exit Once outside the building walk to the small building by the parking lot to the north of the main office Groups should assemble in the parking lot near the small guard shack building for head count In Case of Emergency

5 Overview of R&D - US and AUS Recent accomplishments Focus going forward Tour summary Agenda

6 Enable James Hardie Product Leadership Strategy Advancement of Fiber Cement - Job 1 Developing technology to advance industry leading manufacturing capability New Product Development - Job 2 Turning technical expertise into new fiber cement differentiated products Advancement of technology and science of building products - Job 3 Research & Development Mission

7 Two research and Development Centers - US and Australia Both capable of end to end R&D Service local businesses plus global development efforts Head count US - 77 AUS - 38 Resources Diverse organization of 115 scientist and engineers formed into multifunctional project teams Building science Material science Chemistry and Chemical Engineering Civil and Mechanical Engineering Electrical Engineering Service 73% with greater than 5 years service 45% with advanced degrees Total # years of service for US R&D - 584 total years R&D Centers

8 Research & Development Functions

9 FC Product Accessories Tools Install Best Practices Market Delivery Service Time Packaging Support Technical Support Install Specialists James Hardie - Delivering the entire solution

10 Coating System Improvements through new application systems and process control advancements Improved quality Improved yield Sheet Machine Process Control Advancement Improved product smoothness Raw Material Advancement Reduced number sole source raw materials Development of new raw materials which will enable a combination of new product development and cost reduction Recent Accomplishments - Advancement of Fiber Cement

11 HardieZone(tm) System HardieWrap(tm) Weather Barrier Increased trim portfolio Textures and length Crown moldings Blocks Fascia Reveal Panel Recent Accomplishments - New Products

12 Recent Accomplishments - New Products New Product Growth since FY07 $0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 FY07 FY08 FY09 FY10 YTD Revenue ($M) 0.0% 0.2% 0.4% 0.6% 0.8% 1.0% 1.2% 1.4% 1.6% 1.8% 2.0% % New Product Sales New Product Sales % New Product Sales

13 Continue product development focus with well-executed launches Manufacturing optimization to enable cost reduction and capacity maximization Focus going forward

14 Tour consists of 12 stations addressing some of the key areas of R&D: Hardie innovation Hardie sustainability Hardie vs. competitive fiber cement At each station you will get to meet one of our scientists or engineers Tour is meant to be hands-on and interactive so please enjoy and don't hesitate to touch samples Tour Summary